Exhibit 99.1

VIQ Solutions Commences Multi -Year Contract with Queensland Courts Department of Justice and Attorney General

Contract provides courtroom monitoring and transcription services to approximately 50% of Queensland’s court cases

PHOENIX, ARIZONA, July 27, 2022 – VIQ Solutions Inc. ("VIQ", "VIQ Solutions" or the "Company") (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced the commencement of the contract to provide transcription and recording services to Queensland Courts Department of Justice and Attorney General (DJAG).

Upon completion of an extensive review of available services for recording and transcription of court and tribunal proceedings, a master services agreement was signed in late 2020 for a six-year term plus three, one-year options with DJAG. The first statement of work, for an initial period of three years commenced on July 11, 2022. The contract allows for the Company to provide high-quality monitoring and transcription services ensuring precision, prompt delivery and confidentiality to all courts and tribunals in the state.

“We are committed to continue to deliver this critical service to the Queensland Courts with the same high standards they experienced from our Auscript team of professionals for the past ten years,” said Susan Sumner, VIQ President and Chief Operating Officer. “We also look forward to engaging with the legal firms across the state to remain the reliable choice for transcript requests.”

With more than 100 years of experience, the Company has a deep understanding of court operations. With ten years of experience providing transcription and recording services to Queensland Courts and Tribunals, court transcripts will continue to be managed by the same team of qualified and trained transcriptionists boasting a 99.53% accuracy rate.

VIQ employs court trained monitors and transcriptionists who are highly skilled in producing accurate records for their valued customers, including DJAG. Under the first statement of work, VIQ is expecting to be assigned 12,000 hours of monitoring services and production of more than 500,000 transcript folios annually.

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-Looking Statements

Certain statements included in this press release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements or information in this press release include, but are not limited to engaging with legal firms, management of the court transcripts and that the contract is expected to produce 24,000 hours of monitoring services and production of more than one million transcript folios annually.

Forward-looking statements or information are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things, recent initiatives and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, included but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022, in the Company’s annual report form on Form 20-F and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively.

These factors are not intended to represent a complete list of the factors that could affect the Company, however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release and the Company expressly disclaims any obligations to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.